UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 27, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 27, 2006  -  Trading Statement


                                                                    27 June 2006


                           BUNZL PRE CLOSE STATEMENT


Bunzl plc, the international distribution and outsourcing Group, is updating the market today prior to entering the close period for the six months to 30 June 2006.

The Company announces that:

*    Overall trading is expected to be in line with market estimates.

* Revenue in North America remains strong aided by good underlying growth, supported by upward pressure from product prices, and the impact of recently acquired businesses. The acquisitions made in the second half of 2005, at lower than the Group's average margins, are now largely integrated on to the Company's IT platform and are expected to show benefits in future periods.

*    In the UK and Ireland, revenue is growing despite weaker market conditions.
     Tight  cost  control,   supported  by  additional  operating  efficiencies,
     continues to offset rising operating costs.

*    Revenue  in  Continental   Europe  continues  to  develop  well  due  to  a
     combination of good organic growth across all countries and the impact of acquisitions.

* Strong overall revenue growth in Australasia has resulted from satisfactory underlying performance and the effect of acquisitions made since the first half of 2005. As previously announced for comparison purposes, the revenue and operating profit for Australasia for the first half of 2005 were GBP47.2 million and GBP3.3 million respectively.

* Year-to-date the Company has announced four acquisitions, one in each Business Area. The acquisition outlook remains promising and further activity is expected in the coming period.

Bunzl's strategy of pursuing organic growth, continuing to refine its operating model, expanding international sourcing and growing through acquisitions will continue to allow the Group to progress satisfactorily.


Enquiries:

Bunzl plc                                     Finsbury
Michael Roney, Chief Executive                Roland Rudd
Brian May, Finance Director                   Morgan Bone
Tel: 020 7495 4950                            Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 27, 2006                          By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer